Mail Stop 3561

April 10, 2008

Via Fax & U.S. Mail

Mr. Ronald M. DiNella
Chief Financial Officer
325 North LaSalle Street, Suite 500
Chicago, Illinois 60610

> **Re: Mortons' Restaurant Group**
> **Form 10-K for the year ended December 30, 2007**
> **Filed March 3, 2008**
> **File No. 001-12692**

Dear Mr. DiNella:

We have reviewed your response letter dated April 4, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2007

Audited Financial Statements

Consolidated Statements of Operations, page 47

1. We note from your response to our prior comment 4 that you view this transaction as a one-time, non-recurring loss on the termination of an executory contract in connection with the IPO and believe that presentation as "other expense" is appropriate. However, we continue to believe that consistent with the treatment for its related prior management fees incurred, these costs to terminate the management agreement were incurred relative to your operations and classification as an operating expense within operating income appears appropriate as well for these costs.

    Furthermore, we note that the "management agreement" section in your IPO filed on Form S-1 disclosed that the agreement was for an initial term expiring December 31, 2007. As the termination fee appears to have been paid to release the company from further obligation on this operating arrangement, the treatment as an operating expense appears appropriate. As cited, this treatment is consistent with the recognition of an operating expense on the early termination amounts associated with other items (e.g., leases, contracts, sale/write-off of assets, etc.) that were previously recognized within operating results. As previously requested, please revise your consolidated statement of operations in future filings to reclassify these costs from other expense to an operating expense.

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    You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

                                    Sincerely,

                                    Joseph A. Foti
                                    Senior Assistant Chief Accountant